# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fossil Group, Inc., CIK 0000883569
CUSIP: 34988V106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 901 S CENTRAL EXPRESSWAY, RICHARDSON, Texas (TX), 75080
Date of event which requires filing of this statement: 09/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001688522

## Reporting persons
- Philotimo Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,700,699; sole dispositive power 0; shared dispositive power 1,700,699; aggregate amount beneficially owned 1,700,699 (2.9% of the class)
- Philotimo Focused Growth & Income Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,000,746; sole dispositive power 0; shared dispositive power 1,000,746; aggregate amount beneficially owned 1,000,746 (1.7% of the class)
- Kanen Wealth Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 3,022,258; sole dispositive power 0; shared dispositive power 3,022,258; aggregate amount beneficially owned 3,022,258 (5.1% of the class)
- Kanen David: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,022,258; sole dispositive power 0; shared dispositive power 3,022,258; aggregate amount beneficially owned 3,022,258 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Fossil Group, Inc.
Address of issuer's principal executive offices: 901 S CENTRAL EXPRESSWAY, RICHARDSON, TEXAS, 75080.

## Item 2. Person Filing
Name of person filing: This statement is filed by Philotimo Fund LP, a Delaware limited partnership (Philotimo), Philotimo Focused Growth & Income Fund, a series of World Funds Trust, a Delaware statutory trust (PHLOX), Kanen Wealth Management, LLC, a Florida limited liability company (KWM), and David L. Kanen. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."KWM is the general partner of Philotimo and the investment manager of PHLOX and certain separately managed accounts (the KWM Managed Accounts). Mr. Kanen serves as the managing member of KWM. By virtue of these relationships, KWM and Mr. Kanen may be deemed to beneficially own the Common Stock, par value $0.01 per share (the Shares), of Fossil Group, Inc. (the Issuer), owned by each of Philotimo, PHLOX and the KWM Managed Accounts and Mr. Kanen.
Address of principal business office or, if none, residence: The principal business address of each of Philotimo, KWM, PHLOX and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, FL 33073.
Citizenship: Philotimo is organized under the laws of the State of Delaware. PHLOX is a series of World Funds Trust, a statutory trust organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 11, 2026:
(i) Philotimo beneficially owned 1,700,699 Shares;
(ii) PHLOX beneficially owned 1,000,746 Shares;
(iii) KWM beneficially owned 3,022,258 Shares, consisting of (a) the 1,700,699 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 1,000,746 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX, and (c) the 320,813 Shares held in the KWM Managed Accounts, which KWM may be deemed to beneficially own as the investment manager of the KWM Managed Accounts;

(iv) Mr. Kanen beneficially owned 3,022,258 Shares, consisting of (a) the 1,700,699 shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 1,000,746 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX, (c) the 320,813 Shares held in the KWM Managed Accounts, including 3,700 Shares held in Mr. Kanen's personal account and managed by KWM.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 3,022,258 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 5.1% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 59,138,052 Shares outstanding as of August 5, 2026, which is the total number of Shares outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.

As of the close of business on September 11, 2026:
(i) Philotimo beneficially owned approximately 2.9% of the outstanding Shares;
(ii) PHLOX beneficially owned approximately 1.7% of the outstanding Shares;
(iii) KWM beneficially owned approximately 5.1% of the outstanding Shares; and
(iv) Mr. Kanen beneficially owned approximately 5.1% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Philotimo Fund, LP: Isl David L. Kanen, David L. Kanen, Managing Member or Kanen Wealth Management LLC, its general partner (09/17/2026)
- Philotimo Focused Growth & Income Fund: Isl David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment manager (09/17/2026)
- Kanen Wealth Management LLC: Isl David L. Kanen, David L. Kanen, Managing Member (09/17/2026)
- Kanen David: Isl David L. Kanen, David L. Kanen (09/17/2026)